Exhibit 99.1

February 22, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER UPDATES MINERAL RESOURCE ESTIMATE

AT THE GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”, the “Company") announces an updated Mineral Resource Estimate for the Company’s Guanajuato Mine Complex (“GMC”) in Guanajuato, Mexico.

“In 2015, we successfully replaced what we mined at the GMC and upgraded much of the San Ignacio Resource to higher categories”, stated Robert Archer, President & CEO. “Going forward, we will continue our efforts to expand and further define the resource at the San Ignacio Mine, while conducting more definition and exploratory drilling within the main Guanajuato Mine itself.”

•	The GMC contains estimated Measured and Indicated (“M&I”) Mineral Resources of 510,068 tonnes above a US$74/tonne cut-off, at an average grade of 181g/t silver and 2.70g/t gold, for a total of 6,109,217 silver equivalent ounces (“Ag eq oz”). This is unchanged from the previous Mineral Resource (news release of February 23, 2015).

•	The GMC contains estimated Measured Mineral Resources of 340,175 tonnes above a US$74/tonne cut-off, at an average grade of 187g/t silver and 2.97g/t gold, for a total of 4,330,941 Ag eq oz. This is a 36% increase from the previous Mineral Resource due to San Ignacio Mine Mineral Resources being categorized as Measured for the first time, and a decrease in the Guanajuato Mine Measured Resource.

•	The GMC contains estimated Indicated Mineral Resources of 169,894 tonnes above a US$74/tonne cut-off, at an average grade of 172g/t silver and 2.18g/t gold, for a total of 1,778,275 Ag eq oz. This is a 39% decrease from the previous Mineral Resource due to San Ignacio Mine Indicated Mineral Resources being re-categorized to Measured Mineral Resources, and a slight increase at the Guanajuato Mine.

•	The GMC, excluding the El Horcon Project, contains estimated Inferred Mineral Resources of 906,521 tonnes above a US$74/tonne cut-off, at an average grade of 140g/t silver and 2.69g/t gold, for a total of 9,629,557 Ag eq oz. This is an 18% decrease from the previous Resource due to the San Ignacio Mine Inferred Resource being re-categorized to an M&I Mineral Resource, and a slight decrease at the Guanajuato Mine, as some Mineral Resource was reclassified as Geological Potential. Including the El Horcon Project, the GMC contains estimated Inferred Mineral Resources of 1,035,253 tonnes at an average grade of 133g/t silver and 2.81g/t gold, for a total of 11,535,680 Ag eq oz. This is a 16% decrease from the previous Resource. The El Horcon Project Inferred Mineral Resource decreased due to lower metal prices only, as no further work was completed in 2015.
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•	At the Guanajuato Mine, the Mineral Resource classified as Geological Potential was estimated within ranges for areas that contain historic workings with limited topographic control. Geological Potential is stated as ranges and includes 199,700 to 288,500 tonnes grading between 123 - 144g/t silver and 1.87 - 2.20g/t gold. This includes areas drilled and evaluated underground including Promontorio, parts of Los Pozos, and parts of Valenciana.

During 2015, exploration at the San Ignacio Mine consisted of underground drilling to better define the Mineral Resource in the Intermediate and Melladito zones, and a surface drill program to define Mineral Resource in the Melladito, Melladito Splay, Melladito 2 and Melladito 3 zones. Development in 2015 was conducted along the Melladito, Melladito Splay, Melladito 2, and Intermediate zones. At the Guanajuato Mine, exploration was focused in the Valenciana, San Cayetano, and Los Pozos areas to increase the Mineral Resource.

At San Ignacio, plans for 2016 include the continuation of surface exploration south from the present mineral resource to the historic mining area of San Pedro. Underground drilling will focus on converting Inferred Mineral Resources to the Measured and Indicated categories. At the Guanajuato Mine, the focus of exploration in 2016 will be at the Los Pozos, Guanajuatito, and Valenciana zones. A compilation of the historical workings is being undertaken with a focus on parallel and sigmoidal veins with mineralization of economic significance. This will include the Rayas, upper Cata, Los Pozos, Valenciana and Guanajuatito zones.

The San Ignacio Mine contains estimated M&I Mineral Resources of 360,352 tonnes above a US$74/tonne cut-off, at an average grade of 145g/t silver and 3.20g/t gold, for a total of 4,301,214 Ag eq oz.  This includes Measured Mineral Resources of 249,810 tonnes at an average grade of 151g/t silver and 3.39g/t gold, for a total of 3,130,365 Ag eq oz and Indicated Mineral Resources of 110,542 tonnes at an average grade of 133g/t silver and 2.79g/t gold, for a total of 1,170,848 Ag eq oz. In addition, estimated Inferred Mineral Resources are 770,950 tonnes at an average grade of 138g/t silver and 2.76g/t gold, for 8,266,229 Ag eq oz. The effective date of the San Ignacio Mine Mineral Resource is December 31, 2015 (details tabulated and noted below).

The Guanajuato Mine contains estimated M&I Mineral Resources of 149,716 tonnes above a US$74/tonne cut-off, at an average grade of 269g/t silver and 1.50g/t gold, for a total of 1,808,003 Ag eq oz. This includes Measured Mineral Resources of 90,365 tonnes at an average grade of 285g/t silver and 1.81g/t gold, for a total of 1,200,576 Ag eq oz, and Indicated Mineral Resources of 59,352 tonnes at an average grade of 245g/t silver and 1.04g/t gold, for a total of 607,427 Ag eq oz. In addition, estimated Inferred Mineral Resources are 135,571 tonnes at an average grade of 151g/t silver and 2.30g/t gold, for 1,363,328 Ag eq oz. The Mineral Resource classified as Geological Potential was estimated within ranges for areas that contain historic stopes with limited topographic control. This includes areas drilled and evaluated underground including Promontorio, parts of Los Pozos, and parts of Valenciana. The effective date of the Guanajuato Mine Mineral Resource is July 31, 2015 (details tabulated and noted below).

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The El Horcon Project contains an Inferred Mineral Resource estimated at 128,732 tonnes above a US$110/tonne cut off grading 3.64g/t Au, 82g/t Ag, 2.97% Pb, and 4.11% zinc for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins. The effective date of the El Horcon Project Mineral Resource is July 31, 2015 (details tabulated and noted below).

Summary Table of the Updated 2015 Mineral Resource Estimate for the Guanajuato Mine Complex¹

MEASURED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio[1]	249,810	151	1,210,144	3.39	27,199	390	3,130,365
Guanajuato[1]	90,365	285	828,971	1.81	5,264	413	1,200,576
Total Measured	340,175	187	2,039,115	2.97	32,463	396	4,330,941

INDICATED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio[1]	110,542	133	471,862	2.79	9,901	329	1,170,848
Guanajuato[1]	59,352	245	467,740	1.04	1,979	318	607,427
Total Indicated	169,894	172	939,602	2.18	11,880	325	1,778,275

MEASURED & INDICATED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio[1]	360,352	145	1,682,007	3.20	37,099	371	4,301,214
Guanajuato[1]	149,716	269	1,296,710	1.50	7,242	376	1,808,003
Total M & I	510,068	181	2,978,717	2.70	44,341	372	6,109,217

INFERRED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio[1]	770,950	138	3,428,532	2.76	68,523	333	8,266,229
Guanajuato[1]	135,571	151	656,429	2.30	10,013	313	1,363,328
Subtotal	906,521	140	4,084,961	2.69	78,536	330	9,629,557
El Horcon[1,2]	128,732	82	339,373	3.64	15,034	461	1,906,123
Total Inferred	1,035,253	133	4,424,334	2.81	93,570	346	11,535,680

GEOLOGICAL POTENTIAL
Mine	Range Tonnes		Range Grade Ag (g/t)		Range Grade Au (g/t)
	Low	High	Low	High	Low	High
Guanajuato	199,700	288,500	123	144	1.87	2.20

¹ Mineral Resource Estimates for Guanajuato and El Horcon use an effective date of July 31, 2015 while San Ignacio uses an effective date of December 31, 2015; and all used a metal price outlook of US$15.00/oz silver and US$1,100/oz gold.

² Silver equivalent calculations for El Horcon include lead content but not zinc, as the zinc would not be recovered in the Guanajuato plant.

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The estimates were classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI 43-101. The Mineral Resource Estimate was completed by Robert Brown, P. Eng. and Company, Q.P. The Mineral Resource Estimates were completed using MicroMine 3D geological software, and the inverse distance squared estimation technique for estimation of grade to each of the block model blocks. A Company-proprietary Net Smelter Return (“NSR”) calculator, considering mill recoveries, smelter terms, and designated metal prices converted block grades into NSR (US$) values. The stated Mineral Resources are a categorized compilation of blocks greater than the marginal operational costs of US$74/tonne.

The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-GTO lab in Guanajuato, GTO, Mexico. Silver assaying was completed with AAS12B technique, with over-limits (300g/t) completed by FAG323. Gold assaying was completed with FAA313 technique, with over-limits (10g/t) completed by FAG323. Where necessary, lead, zinc, copper, arsenic and antimony assays were completed using atomic absorption spectroscopy.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

Table of the Updated 2015 Mineral Resource Estimate for the Guanajuato Mine

San Ignacio Mine (Measured)
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	42,912	154	212,600	2.89	3,989	358	494,221
Intermediate 2	-	-	-	-	-	-	-
Melladito	152,343	142	694,751	3.25	15,909	371	1,817,921
Melladito 2	15,858	158	80,598	3.98	2,031	439	224,018
Melladito 3	-	-	-	-	-	-	-
Melladito Splay	38,698	179	222,195	4.24	5,269	478	594,205
Nombre De Dios	-	-	-	-	-	-	-
Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured	249,810	151	1,210,144	3.39	27,199	390	3,130,365

San Ignacio Mine (Indicated)
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	22,007	156	110,289	2.61	1,843	340	240,409
Intermediate 2	-	-	-	-	-	-	-
Melladito	78,980	125	316,408	2.75	6,980	319	809,186
Melladito 2	6,197	136	27,140	3.55	706	387	77,002
Melladito 3	-	-	-	-	-	-	-
Melladito Splay	3,358	167	18,025	3.44	371	410	44,252
Nombre De Dios	-	-	-	-	-	-	-
Nombre De Dios 2	-	-	-	-	-	-	-
Total Indicated	110,542	133	471,862	2.79	9,901	329	1,170,848

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San Ignacio Mine (Measured & Indicated)
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured	249,810	151	1,210,144	3.39	27,199	390	3,130,365
Total Indicated	110,542	133	471,862	2.79	9,901	329	1,170,848
Total M&I	360,352	145	1,682,007	3.20	37,099	371	4,301,214

San Ignacio Mine (Inferred)
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	52,259	219	367,082	2.75	4,624	413	693,508
Intermediate 2	54,765	192	337,870	3.72	6,555	455	800,680
Melladito	132,837	98	417,197	2.60	11,104	281	1,201,161
Melladito 2	68,470	100	219,678	3.26	7,165	330	725,531
Melladito 3	74,578	78	187,142	2.95	7,085	287	687,327
Melladito Splay	35,532	80	91,516	2.94	3,360	288	328,701
Nombre De Dios	254,838	152	1,243,028	2.28	18,717	313	2,564,439
Nombre De Dios 2	97,670	180	565,019	3.16	9,913	403	1,264,882
Total Inferred	770,950	138	3,428,532	2.76	68,523	333	8,266,229

Notes:

1.	US$74 per tonne Cut-off
2.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.	Rock density for Intermediate 2, Melladito, Melladito 2, and Melladito 3 is 2.62t/m³, for Nombre de Dios is 2.63t/m³, for Intermediate and Melladito Splay are 2.64t/m³, and for Nombre de Dios 2 is 2.65t/m³
4.	Totals may not agree due to rounding
5.	Grades in metric units
6.	Contained silver and gold in troy ounces
7.	Minimum true width 1.5m
8.	Metal Prices US$15.00/oz silver, and US$1,100/oz gold

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Table of the Updated 2015 Mineral Resource Estimate for the Guanajuato Mine

Guanajuato Mine (Measured)
Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Total Measured	90,365	285	828,971	1.81	5,264	413	1,200,576

Guanajuato Mine (Indicated)
Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total Indicated	59,352	245	467,740	1.04	1,979	318	607,427

Guanajuato Mine (Measured & Indicated)
Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941
Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total M&I GTO Mine	149,716	269	1,296,710	1.50	7,242	376	1,808,003

Guanajuato Mine (Inferred)
Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Inferred Cata	1,665	243	12,996	0.92	49	308	16,481
Inferred Pozos	11,668	293	109,768	1.02	382	365	136,749
Inferred Guanajuatito	6,978	186	41,689	0.99	223	256	57,419
Inferred Santa Margarita	14,458	371	172,252	2.12	984	520	241,694
Inferred Valenciana	88,802	103	294,430	2.52	7,193	281	802,283
Inferred San Cayetano	12,001	66	25,295	3.06	1,181	282	108,703
Total Inferred	135,571	151	656,429	2.30	10,013	313	1,363,328

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Guanajuato Mine (Geological Potential)
Vein	Range Tonnes		Range Grade Ag (g/t)		Range Grade Au (g/t)
	Low	High	Low	High	Low	High
Promontorio (Veta Madre HW)	88,400	132,600	59	69	2.43	2.85
Pozos SE (Veta Madre above 310 level)	44,100	66,200	214	252	1.14	1.35
Valenciana
Val1	39,100	52,200	156	184	1.31	1.54
Sugey	2,500	3,300	119	140	1.43	1.69
Sugey2	2,200	2,900	134	157	1.03	1.21
Sugey3	4,900	6,500	116	136	1.07	1.25
BO	7,800	10,500	187	220	2.00	2.36
Omar	400	500	140	165	1.13	1.33
Val2	10,300	13,800	107	125	3.00	3.52

Notes:

1.	Cut-off US$74 NSR for all zones
2.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.	Rock density for all veins is 2.68t/m3
4.	Totals may not agree due to rounding
5.	Grades in metric units
6.	Contained silver and gold in troy ounces
7.	Minimum true width 1.5m
8.	Metal Prices US$15.00/oz silver, and US$1,100/oz gold

Table of the Updated 2015 Mineral Resource Estimate for the El Horcon Project

El Horcon Project (Inferred)
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Pb (%)	Zn (%)	Ag eq (g/t)	Ag eq (oz)
Diamantillo	88,929	96	273,632	3.14	8,990	3.42	5.02	458	1,310,295
Diamantillo HW	4,580	55	7,878	4.73	675	2.72	0.48	486	71,525
Natividad	4,272	151	20,726	3.30	454	2.10	0.12	471	64,644
San Guillermo	30,951	37	37,137	4.94	4,915	1.85	2.60	462	459,659
Total Inferred	128,732	82	339,373	3.64	15,034	2.97	4.11	461	1,906,123

Notes:

1.	US$110/tonne NSR Cut-off
2.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.
3.	Rock Density for all veins for Diamantillo is 2.77t/m³, San Guillermo 2.78t/m³, Diamantillo HW is 2.62t/m³, Natividad 2.57t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units
6.	Contained silver and gold in troy ounces
7.	Minimum true width 1.5m
8.	Metal Prices US$15.00/oz silver, US$1,100/oz gold and US$0.90/lb lead.
9.	Ag eq (g/t) and Ag eq (oz) use only Au, Ag, and Pb values and not zinc, as zinc would not be recovered in the Guanajuato plant.

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ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced-stage Guadalupe de Los Reyes Project in Sinaloa, Mexico.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

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